FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2006

Goldcorp Inc.
(Translation of registrant’s name into English)

Suite 1560, 200 Burrard Street
Vancouver, British Columbia V6C 3L6 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.
By:	/s/ Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Assistant Corporate Secretary and Manager, Legal

Date:   March 9, 2006

FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102
1.	Name and Address of Company

Goldcorp Inc. (“Goldcorp”) Waterfront Centre, Suite 1560, 200 Burrard Street Vancouver, British Columbia V6C 3L6

2.	Date of Material Change

July 29, 2005

3.	News Release

A news release with respect to the material change referred to in this report was issued through CNN Matthews August 2, 2005 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

Goldcorp announced that it has entered into a revolving term US$500 million credit facility (the “Credit Facility”) with a syndicate of lenders comprised of The Bank of Nova Scotia, Bayerische Hypo-und Vereinsbank AG, Société Générale, Bank of Montreal and Royal Bank of Scotland.

5.	Full Description of Material Change

Goldcorp announced that it has entered into the Credit Facility with a syndicate of lenders comprised of The Bank of Nova Scotia, Bayerische Hypo-und Vereinsbank AG, Société Générale, Bank of Montreal and Royal Bank of Scotland.

The Credit Facility is available to finance acquisitions and for general corporate purposes, and is unsecured. Amounts drawn down are required to be refinanced or repaid by July 29, 2010.

Advances under the Credit Facility are available in US dollar loans at rates of interest based, at the option of Goldcorp, on LIBOR or the US Base Rate. The margin applying to LIBOR loans ranges from 0.625% per annum to 1.125% per annum and the margin applying to US Base Rate loans ranges from 0% per annum to 0.125% per annum. In each case, the margin applying to the loan will depend on Goldcorp’s leverage ratio. If Goldcorp uses more than 50% of the

Credit Facility, the margin applying to each loan will be increased by 0.125% per annum.

Certain material subsidiaries of Goldcorp will provide guarantees to the lenders for amounts advanced under the Credit Facility.

The Credit Facility includes customary covenants, including, but not limited to: (a) financial and compliance reporting; (b) payment of obligations; (c) maintenance of properties and insurance coverage; (d) financial covenant compliance and other reporting; (e) environmental and general indemnity; (f) limitation on liens, subject to permitted encumbrances; and (g) no dividends or distributions shall be made if a default or event of default has occurred or is pending, or if the making of the same would cause an event of default. The Credit Facility also includes the following additional covenants: (a) acquisitions shall be restricted to acquisitions in the mining industry; (b) Goldcorp shall not sell its ownership in certain material projects, including the Red Lake mine, the Alumbrera mine, the existing mines and advanced development projects in Mexico and the Amapari development project; (c) Goldcorp shall not allow Alumbrera or any intermediate subsidiary of Alumbrera to incur or guarantee debt, excluding debt owned by equity owners; and (d) until December 31, 2005, total consolidated indebtedness shall not exceed US$1.5 billion.

The Credit Facility also includes the following financial covenants:
(i)	Goldcorp shall maintain a tangible net worth of not less than US$1 billion;

(ii)	Goldcorp shall maintain a maximum ratio of total debt to tangible net worth of 1.0; and

(iii)	Goldcorp shall maintain a maximum ratio of net debt to EBITDA of 4.51.
The Credit Facility includes customary events of default, including, but not limited to: (a) failure to pay any amounts owing when due; (b) breach of covenants; (c) insolvency; (d) representations or warranties being false in any material respect when made; (e) breach or default in payment or performance of any material contract or material obligation; and (f) any change in control.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information contact Peter Barnes, Executive Vice President and Chief Financial Officer of Goldcorp at (604) 696-3000.

9.	Date of Report

August 3, 2005.